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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 4)*


                              MK GOLD COMPANY
         -------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  55305P100
                   -----------------------------------------
                                (CUSIP Number)

            CHERYL SOROKIN, EXECUTIVE VICE PRESIDENT AND SECRETARY
         BANKAMERICA CORPORATION, CORPORATE SECRETARY'S OFFICE #13018
                555 CALIFORNIA STREET, SAN FRANCISCO, CA 94104
                                (415) 622-3530
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               NOVEMBER 20, 1997
--------------------------------------------------------------------------------
             Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement   [ ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 55305P100           SCHEDULE 13D               PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

      OWNED               897,800 shares (excludes shares sold by The Robertson
                          Stephens Orphan Fund of which Robertson, Stephens &
                          Company Investment Management, L.P. and Bayview
                          Investors, Ltd. are the general partners. Includes
                          shares held by The Robertson Stephens Orphan Offshore
                          Fund, L.P. of which Robertson, Stephens & Company
                          Investment Management, L.P. is the general partner.
                          Includes shares held by The Contrarian Fund of which
                          Robertson, Stephens & Company Investment Management,
                          L.P. is investment adviser. See Item 5.)
                   -----------------------------------------------------------
     BY EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          0

      PERSON       -----------------------------------------------------------

       WITH         10    SHARED DISPOSITIVE POWER

                          897,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      897,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA

------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 55305P100           SCHEDULE 13D               PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BAYVIEW HOLDINGS, INC.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

      OWNED               897,800 shares (excludes shares sold by The Robertson
                          Stephens Orphan Fund of which Robertson, Stephens &
                          Company Investment Management, L.P. and Bayview
                          Investors, Ltd. are the general partners. Bayview
                          Holdings, Inc. is managing member of Robertson,
                          Stephens & Company Private Equity Group, L.L.C. which
                          is general partner of Bayview Investors, Ltd. Includes
                          shares held by The Robertson Stephens Orphan Offshore
                          Fund, L.P. of which Robertson, Stephens & Company
                          Investment Management, L.P. is the general partner.
                          Includes shares held by The Contrarian Fund of which
                          Robertson, Stephens & Company Investment Management,
                          L.P. is investment adviser. Bayview Holdings, Inc. is
                          general partner of Robertson, Stephens & Company
                          Investment Management, L.P. See Item 5.)
                   -----------------------------------------------------------
     BY EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          0

      PERSON       -----------------------------------------------------------

       WITH         10    SHARED DISPOSITIVE POWER

                          897,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      897,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 55305P100           SCHEDULE 13D               PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BANKAMERICA CORPORATION

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

      OWNED               897,800 shares (excludes shares sold by The Robertson
                          Stephens Orphan Fund of which Robertson, Stephens &
                          Company Investment Management, L.P. and Bayview
                          Investors, Ltd. are the general partners. Bayview
                          Holdings, Inc. is managing member of Robertson,
                          Stephens & Company Private Equity Group, L.L.C. which
                          is general partner of Bayview Investors, Ltd. Includes
                          shares held by The Robertson Stephens Orphan Offshore
                          Fund, L.P. of which Robertson, Stephens & Company
                          Investment Management, L.P. is the general partner.
                          Includes shares held by The Contrarian Fund of which
                          Robertson, Stephens & Company Investment Management,
                          L.P. is investment adviser. BankAmerica Corporation
                          wholly owns Robertson, Stephens Investment Management
                          Co. which owns Bayview Holdings, Inc. Bayview
                          Holdings, Inc. is general partner of Robertson,
                          Stephens & Company Investment Managment, L.P. See Item
                          5.)
                   -----------------------------------------------------------
     BY EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          0

      PERSON       -----------------------------------------------------------

       WITH         10    SHARED DISPOSITIVE POWER

      897,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      897,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 55305P100           SCHEDULE 13D               PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ROBERTSON, STEPHENS INVESTMENT MANAGEMENT CO.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

      OWNED 897,800 shares (excludes shares sold by The Robertson Stephens Orphan Fund of which Robertson, Stephens & Company Investment Management, L.P. and Bayview Investors, Ltd. are the general partners. Bayview Holdings, Inc. is managing member of Robertson, Stephens & Company Private Equity Group, L.L.C. which is general partner of Bayview Investors, Ltd. Includes shares held by The Robertson Stephens Orphan Offshore Fund, L.P. of which Robertson, Stephens & Company Investment Management, L.P. is the general partner. Includes shares held by The Contrarian Fund of which Robertson, Stephens & Company Investment Management, L.P. is investment adviser. Robertson, Stephens Investment Management Co. owns Bayview Holdings, Inc. which is general partner of Robertson, Stephens & Company Investment Management, L.P. See Item 5. )

                   -----------------------------------------------------------
     BY EACH
                     9    SOLE DISPOSITIVE POWER
    REPORTING
                          0

      PERSON       -----------------------------------------------------------

       WITH         10    SHARED DISPOSITIVE POWER

                          897,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      897,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP. NO. 55305P100                                                PAGE 6 OF 10

ITEM 1.  SECURITY AND ISSUER.
         --------------------

       This Amended Schedule 13D is filed with respect to the Common Stock of MK Gold Company (the "Company"), 60 East South Temple, Suite 2100, Salt Lake City, Utah 84111.


ITEM 2:  IDENTITY AND BACKGROUND.
         ------------------------

       The Amended Schedule 13D is filed on behalf of Robertson, Stephens & Company Investment Management, L.P. ("Investment Adviser"), Bayview Holdings, Inc. ("Bayview Holdings"), BankAmerica Corporation ("BAC") and Robertson Stephens Investment Management Co. ("Robertson Parent"), collectively known as the Filing Parties.

       This Amended Schedule 13D relates to the direct beneficial ownership in the shares of the Company by The Contrarian Fund ("Contrarian"), The Robertson Stephens Orphan Fund ("Orphan"), and The Robertson Stephens Orphan Offshore Fund, L.P. ("Orphan Offshore") (the "Funds"), and the indirect beneficial ownership of Bayview Investors, Ltd. ("Bayview"), Investment Adviser, Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group"), Bayview Holdings, BAC and Robertson Parent in the shares of the Company held by the Funds.


I. (a) Orphan is a California limited partnership. Investment Adviser and Bayview are the general partners.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) investments in securities


II. (a) Orphan Offshore is a Cayman Islands limited partnership. Investment Adviser is the general partner.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) investment in securities


III. (a) Contrarian is a series of Robertson Stephens Investment Trust ("RSIT"), a Massachusetts business trust. Its investment adviser is Investment Adviser.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104

CUSIP. NO. 55305P100                                               PAGE 7 OF 10

         (principal office and principal place of business)

     (c) registered investment company


IV. (a) Bayview is a California limited partnership and general partner of Orphan.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) investments in securities


V. (a) Bayview Holdings is a Delaware corporation. Bayview Holdings, a wholly owned subsidiary of Robertson Parent, is the general partner of Investment Adviser.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) holding company


VI. (a) Investment Adviser is a California limited partnership. It is investment adviser to Contrarian and general partner to Orphan and Orphan Offshore.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) registered investment advisor


VII. (a) BAC is a Delaware corporation.  It wholly owns Robertson Parent.

     (b) Corporate Secretary's Office #13018
         555 California Street
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) bank holding company


VIII.(a) Robertson Parent is a Delaware corporation. It is wholly owned by BAC.
         It owns Bayview Holdings.

     (b) Corporate Secretary's Office #13018
         555 California Street
         San Francisco, CA  94104

CUSIP. NO. 55305P100                                               PAGE 8 OF 10

         (principal office and principal place of business)

     (c) holding company


IX. (a) Private Equity Group is a Delaware limited liability company. It is general partner of Bayview. Bayview Holdings is managing member of Private Equity Group.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) holding company


     Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B attached hereto.

     During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     BAC incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).


ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
         --------------------------------------------------

       The securities with respect to which this Amended Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners and shareholders.


ITEM 4:  PURPOSE OF TRANSACTION:
         -----------------------

       The securities were purchased by the Funds in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors.

       The filing of this statement shall not be construed as an admission that BAC, Bayview Holdings, or Robertson Parent is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

CUSIP. NO. 55305P100                                                PAGE 9 OF 10



ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

       (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amended Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:


                          No. of Shares
Name of                   Beneficially    Percentage of
Beneficial Owner(1)           Owned           Class
-------------------------------------------------------
Orphan                            0               0%
Orphan Offshore             158,200              .8%
Contrarian                  739,600             3.8%
Investment Adviser          897,800             4.6%
Bayview                           0               0%
Bayview Holdings            897,800             4.6%
BAC                         897,800             4.6%
Robertson Parent            897,800             4.6%
Private Equity Group              0               0%


(1) As reflected in the cover pages, which are incorporated by reference, certain of the reporting parties may be deemed to have beneficial ownership of holdings of the Funds due to their management of portfolio investments for the Funds, or due to their ownership of entities which provide such management.


     (c) The following is a list of transactions by the Filing Parties in the last 60 days.


Entity        Date       Shares    Price   Transaction
------        ----       ------    -----   -----------
Orphan        11/20/97   661,520    1.38   open market sale (NASDAQ)


     (d)  N/A

     (e) The Filing Parties ceased to be the beneficial owners of over 5% of the Company's Common Stock on November 20, 1997.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

         See Item 5.

CUSIP. NO. 55305P100                                              PAGE 10 OF 10

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

         Exhibit A  -  Joint Filing Agreement (previously filed)

         Exhibit B  -   Directors and Executive Officers  (or persons serving in
                        similar capacities) of Filing Parties (previously filed)

SIGNATURE.
---------

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 3, 1997



       ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*

       BAYVIEW HOLDINGS, INC.*

       BANKAMERICA CORPORATION*

       ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*




*By:   /s/  JEFFREY R. LAPIC

       Jeffrey R. Lapic
       Assistant General Counsel of
       Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact